May 13, 2025

David Yan
Chief Executive Officer
AlphaVest Acquisition Corp.
205 W. 37th Street
New York, NY 10018

Min Ma
Vice President of Finance
AMC Corporation
4794 231st Place S.E.
Sammamish, WA 98075

       Re: AlphaVest Acquisition Corp.
           Amendment No. 4 to Registration Statement on Form S-4
           Filed May 12, 2025
           File No. 333-283183
Dear David Yan and Min Ma:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2025 letter.

Amendment No. 4 to Registration Statement on Form S-4
Summary of the Proxy Statement
Dilution, page 34

1. Please revise the second to last line item in the table to clarify that it represents net tangible book value per share as adjusted. Additionally, we note on page 17 that $8 million of financing is required in connection with the business combination;
 May 13, 2025
Page 2

       however, we note on page 57 that there is no minimum cash condition to complete the business combination. Please clarify if there is a required minimum cash condition, and if not, tell us why you believe it is appropriate to adjust net tangible book value per share for the $8 million financing given that there are currently no commitments for such financing. Lastly, please revise to disclose the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders'
       interest per share being at least the initial public offering price per share of common stock as required by Item 1604(c)(1) of Regulation S-K.
Corporate Information, page 143

2. We note your revised disclosure in response to prior comment 7 and reissue it in part.
       In this regard, we note your disclosure here and on page 141 that AMC is regarded as the primary beneficiary of the VIEs. Please revise to clarify here, on page 141 and elsewhere as appropriate, that AMC is the primary beneficiary of the VIEs for accounting purposes.
Note 15: Segment Reporting, page F-45

3. Please disclose the information provided in your response to prior comment
       8. See ASC 280-10-50-29(f).
4. Please disclose the information provided in your response to prior comment 9. See
       ASC 280-10-50-26B.
       Please contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Michael Blankenship
      Jeffrey Gallant